Exhibit 99.1

NICE Actimize Recognized as "Category Leader" Across All Four RiskTech Quadrants®
in 2016 Chartis Financial Crime Risk Management Systems Report

RiskTech Quadrants® measure completeness of offering and market potential in enterprise fraud and anti-money laundering categories

NEW YORK – April 4, 2016 - NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the industry's largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that Chartis has recognized NICE Actimize as a category leader across all four RiskTech Quadrants® contained in the annual 2016 Financial Crime Risk Management report. The four core RiskTech Quadrants® categories, measuring vendors’ completeness of offering and market potential attributes, include Enterprise Fraud, Anti-Money Laundering and Transaction Monitoring, Know-Your Customer (KYC) and Client Onboarding, and Watchlist Monitoring. Chartis provides research and analysis on the global market for risk management technology.

According to Chartis, financial crime risk management (FCRM) remains an area of significant growth, with global IT expenditure predicted to increase throughout 2016 and beyond. Expansion is being driven by two factors: a tightening regulatory environment where sanctions, money laundering, transaction monitoring and KYC violations can lead to fines of billions of dollars, which are potentially crippling in an era of constrained liquidity. The second is a technological environment where potential fraudsters have been empowered by the anonymization, automation and dissemination of information technology, and where financial institutions are increasingly exposed on multiple fronts.

“The key to managing these lies in data management, and leading transformational vendors all display some combination of deep analytical capabilities and proprietary data management platforms, including real-time and unstructured data management capabilities. Vendors are increasingly consolidating their Big Data capabilities, including several industry leaders moving or planning to move to full Hadoop platforms,” said Peyman Mestchian, Managing Partner at Chartis.

“Today’s financial services organizations are exposed to a wider range of risks than ever before, as they continually implement new technologies and open up new channels to customers. Coupled with this, regulators continue to pressure firms to devote greater resources to assessing and reporting on financial crime,” said Joe Friscia, president of NICE Actimize. “Once again, Chartis recognizes NICE Actimize's ongoing commitment to innovation and supporting financial institutions as they manage financial crime risk and operations.”

The Chartis report summarized, “NICE Actimize has one of the broadest ranges of financial crime and compliance solutions, including five products in anti-money laundering, a broad range of fraud and cyber solutions, a deep expertise across financial markets compliance and asset classes, including trade and communications surveillance, as well as a robust approach to enterprise risk case management that focuses on financial crime.”

For more information on NICE Actimize’s proven Financial Crime Enterprise Solutions, in Fraud Prevention, Anti-Money Laundering, Financial Markets Compliance, and Enterprise Risk Management please visit our web site, by clicking here.

About Chartis
Chartis is the leading provider of research and analysis on the global market for risk technology and is part of Incisive Media which has market leading brands such as Risk and Waters Technology. Chartis' goal is to support enterprises as they drive business performance through better risk management, corporate governance and compliance and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology. RiskTech Quadrant® and RiskTech100® are registered trademarks of Chartis Research (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
ir@nice.com

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.